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                                                                 EXHIBIT (a)(13)

     TO:                   All Employees of the Williams Companies, Inc.

     FROM:                 Human Resources Service Center

     DATE:                 June 25, 2003

     SUBJECT: TODAY 4:00 PM (CT) IS THE EXPIRATION OF THE ELECTION PERIOD FOR THE STOCK OPTION EXCHANGE PROGRAM


     If you are eligible to participate in the stock option exchange program, you should have already received a personalized packet of information in the mail regarding this program. Please carefully review the information included or referenced in the packet and if you elect to participate, deliver your properly completed, signed and dated Election Form as described below prior to the expiration of the offer. THE EXPIRATION OF THE OFFER IS 4:00 P.M. CENTRAL TIME TODAY, JUNE 25, 2003. Delivery will be deemed made only when the Election Form is actually received (not postmarked) by Williams.

     ELECTION PROCESS

     If you do not submit an Election Form prior to the expiration of the program, or if you submit an incomplete or incorrectly completed Election Form, you will be considered to have rejected the offer. In that case, your options will remain outstanding until they terminate or expire according to their terms and they will retain their current exercise price.

     To participate in the offer, you must properly complete, sign, date and deliver to us the Election Form by faxing to the Stock Option Exchange Program at (918) 573-0737, (918) 573-0786 or (918) 573-0828. When faxing an
     Election Form, you should retain the fax transmittal confirmation for your records. Mailing the Election Form is no longer an option as Williams would not receive the Election Form prior to the expiration of the program.

     E-mail is not an acceptable method of delivery.


     NOTICE OF WITHDRAWAL FORM

     The Notice of Withdrawal Form included in your packet is to be used only if you have already submitted an Election Form to participate in the program and then you wish to withdraw your tendered options. Should you wish to withdraw your previously tendered options, you must properly complete, sign, date and deliver the Notice of Withdrawal Form to Williams prior to the expiration of the offer (4:00 P.M. CENTRAL TIME TODAY, JUNE 25, 2003). Delivery will be deemed made only when the Notice of Withdrawal Form is actually received (not postmarked) by Williams by fax as explained above.

     For further information on withdrawing your previously tendered options, please see Item 31 in the Summary of Terms on page 7 in the Offer to Exchange.



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     CONFIRMATIONS

     If you are eligible to participate in the exchange program, you will receive one of three confirmations at your home address shortly. The confirmation you receive will indicate one of the following:

         o That Williams has accepted your election to participate in the program and promises to grant the replacement options subject to the terms of the exchange program. This confirmation also includes your personal listing of the options that were cancelled and the corresponding options that Williams expects to grant on December 29, 2003; or

         o That you elected not to participate in the program and your eligible options will remain outstanding in accordance with their original terms and conditions; or

         o That you were not an active employee at the expiration of the offer; therefore, if you elected to participate in the program, your election was voided.


     QUESTIONS

     Questions may be directed to the Human Resources Service Center at (800) 320-8040 or (918) 573-5400.